EXHIBIT 99.1

Fury Highlights 2024 Milestones and Provides Outlook for the Year Ahead

TORONTO, Dec. 12, 2024 (GLOBE NEWSWIRE) -- Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) ("Fury" or the "Company") is pleased to review the Company's corporate and exploration achievements from the last 12 months. Fury had an active 2024, acquiring 100% interest in the Éléonore South project; announcing an increased Mineral Resource Estimate at the Eau Claire project, adding 307Koz gold (Au) in the Measured and Indicated category (a 36.0% increase) and 223koz Au in the Inferred category (a 44.6% increase); drilling a new discovery at the Serendipity Prospect, intercepting 12.16 g/t Au over 3 metres (m); and ending the year in a position of financial strength with C$5 million in the treasury and 51 million common shares of Dolly Varden Silver.

"Fury had a strong start to 2024 with the purchase of Newmont's half of the Éléonore South Joint Venture and the completion of a Mineral Resource Update at the Eau Claire project. However, it was the second half of the year where we were most active with exploration programs at all three of our projects," commented Tim Clark, CEO of Fury. "The gold price notwithstanding, markets in the junior exploration sector have remained challenging. However, we will begin the year with excitement, encouraged by a broader inventory of drill-ready targets and renewed investment in the region with Newmont's pending sale of the Éléonore Mine, adjacent to our property. In the near term, the 2025 drilling will begin at the Éléonore South anomaly, a highly prospective target that has the same scale and signature as the Éléonore Mine."

Highlights

Fury's top milestones and achievements of 2024 include:

  Strategic Project Acquisition: The Company consolidated ownership to 100% at the Éléonore South project by purchasing Newmont's 49.978% interest for C$3 million and Newmont's 30 million shares of Sirios for C$1.3 million. This acquisition provides full control of a project that represents significant potential for new discovery and is also strategically positioned near Newmont's Éléonore Mine (recently sold to Dhilmar Ltd).
  Increased Mineral Resource Estimate at Eau Claire: Fury announced an updated Mineral Resource Estimate at the Eau Claire project in Quebec, adding 307Koz Au in the Measured and Indicated category (a 36.0% increase) and 223koz Au in the Inferred category (a 44.6% increase). The new combined open pit and underground mineral resource is now 1.16Moz gold (Au) at a grade of 5.64 g/t Au in the Measured and Indicated category as well as an additional 723koz gold at a grade of 4.13 g/t Au in the Inferred Category.
  Successful Drill Programs and New Discovery at Serendipity: At the Éléonore South project, Fury completed a 2300 m drill program in seven holes focused on the JT – Moni trend, intercepting anomalous gold mineralization in all seven holes. Later in the year, the Company drilled a new discovery at the greenfield Serendipity Prospect on the Eau Claire project, intercepting 12.16 g/t gold over 3.0 m. This new discovery continues to demonstrate that the targeting techniques of Fury's technical team are effective and show a pathway to new discoveries on the Eau Claire property.
  Numerous Highly Prospective Targets Identified: Fury has created a pipeline of targets for potential drilling in 2025 at the Éléonore South, Eau Claire, and Committee Bay projects. At Éléonore South this includes six priority drill targets at the highly prospective Éléonore Mine style anomaly. At Eau Claire, there are over a dozen gold and multi-element geochemical anomalies along the Cannard Deformation Zone and Hashimoto Deformation Zone. Finally, at Committee Bay, three drill-ready shear zone hosted targets have been identified at Three Bluffs, Raven, and Burro West.
  Financial Strength: The Company will end the year with C$5 million in the treasury and 51 million common shares of Dolly Varden Silver, strengthening Fury's financial position and funding further exploration at its Canadian projects.
  Responsible Mining: Fury obtained a UL ECOLOGO® certification, a third-party environmental certification that confirms the Company's commitment to sustainability and reduced environmental impact. Additionally, Fury conducted a third annual Digbee ESG Certification, an independent ESG evaluation that continues to validate the Company's existing ESG engagement and strategy. Fury, in partnership with the Cree Hunters Economic Security Board and 15 other mining and exploration companies, contributed to a voluntary fund totaling C$750,000 for the Reconstruction Initiative Forest Fires Fund 2023. This initiative aims to support the rebuilding of cabins destroyed by the 2023 wildfires in the Eeyou Istchee James Bay territory of Quebec.

2025 Exploration Outlook

With C$2.5 million in flow-through funding in the treasury, Fury will commence its 2025 exploration season with a 3,000 – 5,000 m diamond drilling program at the Éléonore South gold project in Quebec. This program will focus on six robust geochemical targets across over 3 kilometres (km) of prospective folded sedimentary stratigraphy (see news release dated November 12, 2024). These six targets encompass multi-point biogeochemical gold anomalies and correlate with pathfinder elements, most notably arsenic which is associated with gold mineralization at the Éléonore Mine.

Fury will announce the remainder of its exploration plans for the year in the coming weeks and months. For more details on the outlook for 2025, you can listen to the recent interview on the Korelin Economics Report with CEO, Tim Clark, and SVP Exploration, Bryan Atkinson.

LISTEN HERE: https://www.kereport.com/2024/12/10/fury-gold-mines-2024-exploration-recap-2025-discovery-outlook-newmonts-sale-of-eleonore-for-795mil/

Upcoming Event

In addition, the Company will be exhibiting at the upcoming Vancouver Resource Investment Conference (VRIC) on January 19-20, 2025, at the Vancouver Convention Centre, West. To meet with the team, you can visit booth #115.

REGISTER HERE: https://cambridgehouse.com/vancouver-resource-investment-conference

Bryan Atkinson, P.Geol, Senior Vice President Exploration at Fury, is a "qualified person" within the meaning of Canadian mineral projects disclosure standards instrument 43-101 and has reviewed and approved the technical disclosures in regards to Fury's Nunavut based projects in this press release.

Valérie Doyon, P.Geo, Senior Project Geologist at Fury, is a "qualified person" within the meaning of Canadian mineral projects disclosure standards instrument 43-101 and has reviewed and approved the technical disclosures in regards to Fury's Quebec based projects in this press release.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company positioned in two prolific mining regions across Canada and holds a 51 million common share position in Dolly Varden Silver Corp (16.25% of issued shares). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando, Manager Investor Relations
Tel: (844) 601-0841
Email: info@furygoldmines.com
Website: www.furygoldmines.com

Forward-Looking Statements and Additional Cautionary Language

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable securities laws, which statements relate to the future exploration operations of the Company and may include other statements that are not historical facts. Forward-looking statements contained in this release primarily relate to statements that suggest that the future work at Éléonore South, Eau Claire, or Committee Bay will potentially increase or upgrade the gold resources.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no certainty that such assumptions and expectations will prove to be materially correct. Mineral exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company's Annual Information Form and MD&A for the year ended December 31, 2023 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedarplus.ca and the Company's Annual Report available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which is inherently uncertain.